

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Michael L. Corbat
Chief Executive Officer
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

> **Re: Citigroup Inc.**
> **Form 10-Q for the Period Ending June 30, 2020**
> **Filed August 5, 2020**
> **File No. 001-09924**

Dear Mr. Corbat:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance